May 3, 2019

George Kurtz
Chief Executive Officer
CrowdStrike Holdings, Inc.
150 Mathilda Place, Suite 300
Sunnyvale, CA 94086

       Re: CrowdStrike Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted April 17, 2019
           CIK No. 0001535527

Dear Mr. Kurtz:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated March 22, 2019.

Amendment No. 1 to Draft Registration Statement Submitted on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metrics, page 80

1. Your response to prior comment 3 appears to indicate that you have significant risk as to ascertaining whether your customers would be considered a small and medium-sized customer, defined as having fewer than 2,500 total endpoints. Please disclose whether your new subscription customers are primarily small and medium-sized customers and whether your small and medium-sized customers represent substantially all or a substantial majority of the total number of subscription customers. Qualitative disclosure of the proportionality of these customers will provide context to this disclosure.
 George Kurtz
CrowdStrike Holdings, Inc.
May 3, 2019
Page 2



Executive Compensation
Bonus and Non-Equity Incentive Plan Compensation , page 142

2. Please advise whether the individual bonus plan established in fiscal year 2019 for Mr.
       Kurtz will be filed as an exhibit.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim,Staff Attorney, at (202) 551-
3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any other questions.



                                                            Sincerely,

FirstName LastNameGeorge Kurtz                              Division of
Corporation Finance
                                                            Office of
Information Technologies
Comapany NameCrowdStrike Holdings, Inc.
                                                            and Services
May 3, 2019 Page 2
cc:       Alan Denenberg, Esq.
FirstName LastName